

Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $2,690,000, and an affiliate of the Adviser, which invested roughly $10,760,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Opportunistic Credit Strategy: Mezzanine debt investment in a horizontal multifamily development near Phoenix, AZ

We believe the current macroeconomic environment has created a window of opportunity to achieve outsized returns in the credit and lending markets.

As part of an increased focus on Opportunistic Credit, we've invested roughly $13.5 million to provide financing in the form of mezzanine debt for the development of a new horizontal multifamily community near Phoenix, AZ. We believe that because of the current macroeconomic conditions and dislocation in the credit markets, we are able to deliver higher risk-adjusted returns than were previously available.

In this instance, under the terms of the investment agreement, the borrower has agreed to pay us a fixed annual rate of SOFR (Floating rate) + 10.25%[1] that will accrue for as long as it takes to finish the project, and our investment will be paid back upon its completion.

[1] *This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Fund under the terms of their investment agreements, and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.*

Strategy

This investment follows a Fixed Income strategy.

What is horizontal multifamily?

From an operational / business plan perspective, a "horizontal" multifamily community is essentially identical to a traditional apartment community: that is to say, it consists of a single property that's improved with many rental dwellings, each of which is leased to an individual tenant.

However, rather than being built like traditional apartments where each unit takes up only a small part of a larger, multi-story building, a horizontal multifamily community is made up of many single-story duplexes and detached homes, with each rental unit having its own private entrance, and, in many cases, reserved parking and a fenced-in backyard. "Horizontal multifamily" specifically describes a wholly for-rent community of homes.

Business plan

Our loan will be used to finance the construction of this new community, which the borrower expects will take roughly two years to complete. At that point, they plan to lease up the units and pay back our loan via a sale. Under the investment terms, this investment will receive priority ahead of the common equity (i.e., the borrower's equity) in terms of any distributions, profits, or payback. By structuring this investment (and most of our other investments in construction) like debt, we aim to mitigate risk to your principal and negate the impact of delays on performance.

The borrower has agreed to pay us a floating interest rate, which adjusts quarterly, moving up or down to reflect economic or financial market conditions. This kind of floating agreement can be advantageous in an environment with volatile interest rates, such as we've seen since mid-2022. In this case, the borrower must pay us SOFR (Floating rate) + 10.25%[1] annual rate for as long as it takes to finish the project. This means that delays do not negatively impact returns as long as the project eventually reaches a successful completion. To further increase the margin of safety, the sponsor signed as a guarantor for the debt. In addition, the sponsor invested an amount of equity representing approximately 20% of the total expected costs, similar to our investment but junior to our position. That means they would lose their entire investment before our principal was threatened.

Our approximately $13.5 million investment represents our full commitment to the project, which will draw down over time upon completion of agreed-upon milestones, such as foundation, framing, roofing, etc. Our team reviews detailed third-party progress reports before approving each draw, limiting the amount of principal at risk at any given point.

This investment was made by two Fundrise funds, the Fundrise Income Fund, which invested roughly $2.7 million, and the Fundrise Opportunistic Credit Fund, which invested roughly $10.8 million.

Dislocation in Credit Market Creates Opportunity

As we referenced most recently in our 2022 year-end letter and our podcast entitled "The Great Deleveraging," we believe the current macroeconomic environment has created a temporary period of market dislocation and, as a result, there exists a window of opportunity, specifically in the credit and lending markets, to achieve outsized returns relative to actual risk.

Consequently, we are seeing attractive opportunities to invest in high-quality assets or developments that are in the midst of value-enhancing activities — such as construction, renovations, or lease-up — before they reach stabilization and are ready for long-term fixed-rate debt or a sale. We believe that these opportunities can deliver a highly attractive risk-adjusted return by focusing on creditworthy borrowers.

While we often gravitate towards mezzanine debt and preferred equity investment structures given our preference for the risk-return profile, we believe the current dynamics are even more favorable for such a structure, and we expect to see lower relative loan-to-value/loan-to-cost (i.e., risk) paired with higher effective returns.

Why we invested

- **Prime location:** The community is located twenty minutes northwest of downtown Phoenix, the fifth largest city in the country and the fastest-growing city for population growth from 2016-2020, and the second fastest from 2020-2021.

- **Healthy local economy:** In 2022, the Phoenix area's population grew by 1.3%, a much faster rate than the national average of 0.4%, and is expected to double in the next two decades, according to the U.S. Census. Phoenix continues to draw people due to its diverse economy, driven by technology, manufacturing, bioscience research, and advanced business services. The growth and expansion of Phoenix's economy continue to make it attractive to both renters and homebuyers.

- **Attractive margin of safety:** The sponsor invested an amount of equity representing approximately 20% of the total expected costs, similar to our investment but junior to our position. That means they would lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com